Filed by Keen Vision Acquisition Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934, as amended

Subject Companies: Keen Vision Acquisition Corporation

(File No. 001-41753)

Medera Announces Completion of Cohort A and Initiation of Dosing in Cohort B of MUSIC-HFpEF, a Phase 1/2a Clinical Trial Evaluating First-In-Human Gene Therapy SRD-002 for Heart Failure with Preserved Ejection Fraction

●	Heart failure is a global pandemic with an estimated 64.3 million cases worldwide, costing over US$100B per year

●	Heart failure with preserved ejection fraction (HFpEF) accounts for nearly half of all heart failure cases, but has limited disease-modifying therapeutics

●	Promising efficacy results in cardiovascular performance observed in Cohort A (low-dose SRD-002) at six months with additional data being collected

●	Initiated dosing patients in Cohort B (high-dose SRD-002) following recommendation of the DSMB

SUMMIT, N.J. and BOSTON, Oct. 24, 2024 /PRNewswire/ -- Medera Inc. today announced that its clinical-stage gene therapy subsidiary, Sardocor Corp., has successfully completed its Cohort A (low-dose). Following the recommendation of the Data Safety Monitoring Board (DSMB), dosing has begun for patients in Cohort B (high-dose). This Phase 1/2a clinical trial evaluates the first-in-human cardiac gene therapy candidate SRD-002 for the treatment of Heart Failure with Preserved Ejection Fraction (HFpEF).

“New treatment approaches, like Medera’s gene therapy product, are critical for patients and caregivers faced with this devastating disease,” stated Marat Fudim, MD, MHS, Advanced Heart Failure Specialist and Associate Professor at Duke University Medical Centre and site principal investigator. “We look forward to continuing this critical research in the second cohort.”

“The progression of MUSIC-HFpEF, with dosing underway in the second cohort, is a key milestone in the clinical development of our gene therapy candidate SRD-002 as a potential effective treatment for HFpEF patients, who still have significant unmet needs,” said Roger Hajjar, MD, President and co-founder of Medera. “SRD-002 has been well tolerated with no unexpected events or toxicities observed and promising efficacy results observed in some patients in Cohort A at the six-month mark, with additional data being collected and analysed. We expect to complete enrolment in the second cohort in the first quarter 2025, with an interim data readout anticipated in the first half of 2025.”

MUSIC-HFpEF is an open-label, dose-escalation, 52-week clinical trial designed to evaluate the safety and tolerability, as well as preliminary efficacy, of SRD-002 in patients diagnosed with HFpEF. SRD-002, a gene therapy candidate utilizing an adeno-associated virus (AAV) vector carrying the cardiac isoform of the sarcoplasmic reticulum calcium ATPase pump (SERCA2a), is administered via Sardocor’s proprietary one-time intracoronary infusion methodology. The role of SERCA2a, in relaxation has been demonstrated by Novoheart (a subsidiary of Medera which develops cardiac tissue engineering technology for disease modelling and drug discovery) in their first-of-a-kind bioengineered human mini-Heart HFpEF models, co-developed with AstraZeneca as previously announced. Delivery of SRD-002 in the human mini-Heart HFpEF models leads to improved relaxation defects as published.  Human mini-Heart models have also been used to optimise dosages. These data were used to support our Fast Track Designation (FTD) for MUSIC-HFpEF obtained from the FDA, in accordance to the Modernization Act 2.0.

In Cohort A, five patients were infused with SRD-002 at the low dose of 3x10^13 vg per patient. Following the DSMB’s recommendation to proceed, investigators are currently enrolling the next five patients in Cohort B, evaluating SRD-002 at the high dose of 4.5x10^13 vg per patient.

For additional information about the MUSIC-HEpEF trial, visit ClinicalTrials.gov using the study identifier NCT06061549.

On September 5, 2024, Medera and Keen Vision Acquisition Corporation (“KVAC”) (Nasdaq: KVAC, KVACW) announced they had entered into a definitive merger agreement.

About HFpEF

Heart failure (HF) is a global pandemic with an estimated 64.3 million cases worldwide and a rising prevalence trend. Accounting for 50% or more of the overall HF population, HFpEF is an age-related condition that has become increasingly prevalent in recent years. This surge is partly due to better awareness and identification of the condition and partly due to lifestyle changes affecting cardiac myocytes. Individuals affected by HFpEF experience similar morbidity and mortality to patients with HF with reduced ejection fraction (HFrEF). Despite the growing epidemic of this emerging syndrome, HFpEF-focused interventional trials have had little success, except for the use of sacubitril-valsartan (Entresto™) and the sodium glucose transporter-2 (SGLT-2) inhibitor empagliflozin (Jardiance™) for reducing cardiovascular mortality and heart failure hospitalization. However, these agents are not disease-modifying, highlighting the critical need for therapeutic interventions targeting the physiological mechanisms involved in HFpEF.

About Medera

Medera (www.medera.bio) is a clinical-stage biopharmaceutical company focused on targeting difficult-to-treat or currently incurable diseases with significant unmet needs, utilizing next-generation gene and cell-based approaches in combination with bioengineered human-based technology (including the mini-Heart platform). Medera operates via the two preclinical and clinical business units, Novoheart and Sardocor, respectively.

Novoheart capitalizes on the world’s first and award-winning “mini-Heart” Technology for revolutionary disease modelling and drug discovery, uniquely enabling the modelling of human-specific diseases and discovery of therapeutic candidates free from species-specific differences in accordance to the FDA Modernization Act 2.0.

Sardocor is dedicated to the clinical development of novel next-generation therapies for Medera. Leveraging Novoheart’s human-based drug discovery and validation platforms, Sardocor aims to expedite drug development and regulatory timelines for its gene and cell therapy pipeline. Sardocor has received Investigational New Drug (IND) clearances from the FDA for three ongoing AAV-based cardiac gene therapy clinical trials targeting Heart Failure with Reduced Ejection Fraction (HFrEF), Heart Failure with Preserved Ejection Fraction (HFpEF) with the Fast Track Designation, and Duchenne Muscular Dystrophy-induced Cardiomyopathy (DMD-CM) with the Orphan Drug Designation. Additionally, Sardocor’s pipeline includes four preclinical gene therapy and three preclinical small molecule candidates targeting various cardiac, pulmonary, and vascular diseases.

About Keen Vision Acquisition Corporation

Keen Vision Acquisition Corp (“KVAC”), listed on Nasdaq, is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. KVAC is focused on biotechnology, consumer goods or agriculture opportunities, which are also evaluated on their sustainability, environmental, social, and corporate governance (“ESG”) imperatives. EF Hutton LLC and Brookline Capital Markets, a division of Arcadia Securities, LLC, are serving as Capital Markets Advisors for KVAC.

www.kv-ac.com

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this press release are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, KVAC’s, Medera’s, or their respective management teams’ expectations concerning the outlook for their or Medera’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, or economic performance and developments in the capital and credit markets and expected future financial performance, including expected net proceeds, expected additional funding, the percentage of redemptions of KVAC’s public shareholders, growth prospects and outlook of Medera’ operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of Medera’s projects, as well as any information concerning possible or assumed future results of operations of Medera. Forward-looking statements also include statements regarding the expected benefits of the transactions contemplated by the merger (“Transaction”). The forward-looking statements are based on the current expectations of the respective management teams of Medera and KVAC, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVAC’s securities; (ii) the risk that the Transaction may not be completed by KVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by KVAC; (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the adoption of the Merger Agreement by the shareholders of KVAC and the receipt of certain regulatory approvals; (iv) market risks; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Transaction on Medera’s business relationships, performance, and business generally; (vii) the outcome of any legal proceedings that may be instituted against Medera or KVAC related to the Merger Agreement or the Transaction; (viii) failure to realize the anticipated benefits of the Transaction; (ix) the inability to maintain the listing of KVAC’s securities or to meet listing requirements and maintain the listing of Medera’s securities on Nasdaq; (x) the inability to implement business plans, forecasts, and other expectations after the completion of the Transaction, identify and realize additional opportunities, and manage its growth and expanding operations; (xi) risks related to Medera’s ability to develop, license or acquire new therapeutics; (xii) the risk that Medera will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xiii) the risk of product liability or regulatory lawsuits or proceedings relating to Medera’s business; (xiv) uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; (xv) risks related to regulatory review, and approval and commercial development; (xvi) risks associated with intellectual property protection; (xvii) Medera’s limited operating history and risk that it may never successfully commercialise its products; (xviii) Medera expects to continue to incur significant losses and may never achieve or maintain profitability; and (xix) the risk that additional financing in connection with the Transaction may not be raised on favorable terms. The foregoing list is not exhaustive, and there may be additional risks that neither KVAC nor Medera presently knows or that KVAC and Medera currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the “Risk Factors” section of KVAC’s Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 29, 2024, the risks to be described in the registration statement, which will include a preliminary proxy statement/prospectus, and those discussed and identified in filings made with the SEC by KVAC from time to time. Medera and KVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this press release speak only as of the date of this press release. Neither Medera nor KVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that Medera or KVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Transaction, in KVAC’s public filings with the SEC, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Transaction, KVAC and Medera filed a registration statement with the SEC, which  includes a prospectus with respect to the securities to be issued in connection with the Transaction and a proxy statement to be distributed to holders of KVAC’s common shares in connection with KVAC’s solicitation of proxies for the vote by KVAC’s shareholders with respect to the Transaction and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the registration statement effective, KVAC plans to mail copies to shareholders of KVAC as of a record date to be established for voting on the Transaction. This press release does not contain all the information that should be considered concerning the Transaction and is not a substitute for the registration statement, Proxy Statement or for any other document that KVAC may file with the SEC. Before making any investment or voting decision, investors and security holders of KVAC are urged to read the registration statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Transaction as they become available because they will contain important information about, Medera, KVAC and the Transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by KVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by KVAC may be obtained free of charge from KVAC’s website at https://www.kv-ac.com or by directing a request to info@kv-ac.com. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

KVAC, Medera and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies in connection with the Transaction. For more information about the names, affiliations and interests of KVAC’s directors and executive officers, please refer to KVAC’s annual report on Form 10-K filed with the SEC on March 29, 2024, which can be found at https://www.sec.gov/ix?doc=/Archives/edgar/data/1889983/000121390024027973/ea0201104-10k_keenvision.htm and registration statement, Proxy Statement and other relevant materials filed with the SEC in connection with the Transaction when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of KVAC’s shareholders generally, will be included in the registration statement and the Proxy Statement and other relevant materials when they are filed with the SEC when they become available. Shareholders, potential investors and other interested persons should read the registration statement and the Proxy Statement and other such documents carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the Transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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